22006822

Washington, D.C. 20549

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SEC FILE NUMBER
8-68346

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

SEC Mail Processing
MAY 26 2022
Washington DC

FILING FOR THE PERIOD BEGINNING 04/01/2021 (MM/DD/YY) AND ENDING 03/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Elara Securities Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

230 Park Ave Suite 2415
(No. and Street)

New York	NY	10169
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Somekh	212-430-5870	david.somekh@elarasecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company CPAs, P.C.
(Name – if individual, state last, first, and middle name)

3535 Roswell Road Ste 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

06/25/2009	1952
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

[redacted] AFFIRMATION

I, David Somekh, [redacted] affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Elara Securities Inc., as of 3/31, 2022, is true and correct. I further [redacted] affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of Florida
County of Osceola
This foregoing instrument was acknowledged before me by means of online notarization, this 05/17/2022 by David Somekh.
___ Personally Known OR ___ Produced Identification
Type of Identification Produced ___Passport____

Nelson Rivera

Notary Public Nelson Rivera Online Notary

Notarized online using audio-video communication

Signature: [signature]

Title: President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ELARA SECURITIES, INC.

Financial Statements

(Confidential Per Rule 17a-5(e)(3))

March 31, 2022

With Report of Independent Registered Public Accounting Firm

Elara Securities Inc
Table of Contents
March 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Elara Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Elara Securities, Inc. as of March 31, 2022, the related statements of operations, changes in stockholder's equity and cash flows for the year ended March 31, 2022 and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Elara Securities, Inc. as of March 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Elara Securities, Inc.'s management. Our responsibility is to express an opinion on Elara Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The schedule's I, II, and III have been subjected to audit procedures performed in conjunction with the audit of Elara Securities, Inc's financial statements. The supplemental information is the responsibility of Elara Securities, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's I, II. and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman & Company CPA's PC

We have served as the Company's auditor since 2016.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
May 16, 2022

3535 Roswell Road · Suite 32 · Marietta GA 30062 · 770.499.8558 · Fax 770.425.3683

Elara Securities, Inc.
Statement of Financial Condition
As of March 31, 2022

Assets	
Cash and cash equivalents	$ 530,176
Due from related parties	17,550
Furniture and equipment, net	1,888
Operating lease right to use assets	16,324
Prepaid expenses and other assets	11,090
Total Assets	$ 577,028
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 11,830
PPP Loan	20,833
Operating Lease Liabilities	16,145
	$ 48,808
Stockholder's Equity	
Common Stock- 1,000 shares authorized, issued and outstanding at $.01 par value	10
Additional paid-in-capital	3,316,327
Retained earnings (deficit)	(2,788,117)
Total stockholder's equity	528,220
Total Liabilities and Stockholder's Equity	$ 577,028

The Accompanying Notes are an integral part of these Financial statements.

Elara Securities, Inc.
Statement of Operations
Year Ended March 31, 2022

Revenues	
Investment banking	$ 314,120
Interest	286
Total income	314,406
Expenses	
Salary and benefits	187,345
Outside consultants	2,901
Facilities rent	38,575
Professional fees	42,799
Trading	27,927
Depreciation	972
Other operating	44,050
	344,569
Loss before income taxes	(30,163)
Other incomes	
Gain on early extinguishment of debt - PPP Loan	20,833
Income tax expense	-
Net loss	$ (9,330)

The Accompanying Notes are an integral part of these Financial statements.

Elara Securities, Inc.
Statement of Changes in Stockholder's Equity
Year Ended March 31, 2022

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Stockholder's Equity
Balance, April 1, 2021	$ 10	$ 3,241,327	$ (2,778,787)	$ 462,550
Shareholder contributions	-	75,000	-	75,000
Net loss	-	-	(9,330)	(9,330)
Balance, March 31, 2022	$ 10	$ 3,316,327	$ (2,788,117)	$ 528,220

The Accompanying Notes are an integral part of these Financial statements.

Elara Securities, Inc.
Statement of Cash Flows
Year Ended March 31, 2022

Cash flows from operating activities	
Net loss	$ (9,330)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	972
Operating lease right to use assets	(16,324)
PPP Loan - Gain	(20,833)
Changes in assets and liabilities:	
Operating lease liabilities	16,145
Due from related entities	1,108
Prepaid expense and other assets	27,014
Accounts payable and accrued expenses	(5,103)
Net cash used by operating activities	(6,351)
Cash flows from Investing activities	
Purchase of Fixed Assets	(1,144)
Net cash used by investing Activities	(1,144)
Cash flows from financing activities	
Proceeds from capital contributions	75,000
Net cash provided by financing activities	75,000
Net increase in cash	67,505
Cash and cash equivalents	
Beginning of year	462,671
End of year	$ 530,176

The Accompanying Notes are an integral part of these Financial statements.

1. Organization and Summary of Significant Accounting Policies

Nature of Business

Elara Securities, Inc. (the "Company") is a Corporation formed under the laws of the State of New York on June 3, 2009. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 ("SEC") and is a member of the Financial Industry Regulation Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is approved to provide broker-dealer services to individuals and institutions including sales of securities and mutual funds and private placements. It also operates as a chaperoning broker-dealer for its foreign affiliates. The Company is a wholly owned subsidiary of Elara Capital, Inc. (the "Parent").

Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Property and Equipment

Property and Equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method based on the estimated useful life of the assets, as follows:

Classification	
Office equipment	4 years
Furniture and fixtures	4 years

Revenue Recognition

On April 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606") using the modified retrospective method of adoption. ASC 606 created a single framework for recognizing revenue from contracts with customers that fall within its scope. Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring control over goods or service to a customer. Services within the scope of ASC 606 include,

a. Interest

b. Investment banking, Merger and Acquisition (M&A) Services

Refer to Revenue Recognition Note: *Revenue from Contracts with Customers* for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

New Accounting Standards

The Company is evaluating the new accounting standards and will implement as required.

Revenue from Contracts with Customers:
Investment Banking, Merger and Acquisition (M&A) Services:
These services include agreements to provide advisory services to customers for which they charge the customers fees. The company performs fundraising activities (including for funds) and may also provide mergers/acquisition services.

The agreements may contain nonrefundable retainer fees or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). The retainer fees may reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker dealer accounting for all the services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition. There was no deferred revenue as of March 31, 2022.

Investment Brokerage Fees (Gross):
The Company is approved to earn sales/trading profits on behalf of its related party. This includes performing riskless principle fixed income transactions (buying low and selling high, matching buyer/seller), among other strategies. Fees are transaction based, including trade execution services, and are recognized at the point in time that both legs of a trade have settled.

Accounts Receivable and Due from Related Parties
Accounts receivable and due from related parties are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability to collect from its customers or related parties. The Company generally believes all accounts receivable are collectible and therefore no allowance has been recorded. The Company has no trade receivable at March 31, 2022.

Income Taxes
The Company is a wholly owned subsidiary, and therefore, the profits and losses of the Company are consolidated with those of its Parent and reported in the tax returns required to be filed in the U.S. federal jurisdiction and various states. The Company has adopted provisions of FASB Interpretation #48, Accounting for Uncertainty in Income Taxes (FASC 740-10), under this interpretation the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing Authority examines the respective position. The Company has evaluated each of its tax positions and determined that it has no uncertain tax positions at March 31, 2022.

The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. Deferred income taxes result primarily from a net operating loss carryforward and temporary differences related to net property and equipment, and start up costs for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of the net operating loss carryforward and timing difference, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax expense or benefit is recognized as a result of the change in the deferred tax assets or liabilities during the year.

Income Taxes (continued.)

The Company has net operating loss carryforwards available in certain jurisdictions to reduce future taxable income. Future tax benefits associated with net operating loss carryforwards are recognized to the extent that realization of these benefits is considered more likely than not. This determination is based on the expectation that related operations will be sufficiently profitable or various tax, business, and other planning strategies will enable the Company to utilize the net operating loss carryforwards. To the extent that available evidence raises doubt about the realization of a deferred income tax asset, a valuation allowance is established.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates are used in determining, among other items, useful lives of tangible assets and deferred income taxes. Actual results could differ from those estimates.

Net Loss and Retained Earning Deficit

As of March 31, 2022, the Company had a retained earnings deficiency of $2,788,117, which is included in the statement of changes in stockholders equity. However, the financial statements have been prepared on a going concern basis as the ultimate parent company has pledged its continuing support for a minimum of 12 months from the date of issuing these financial statements.

Cash and Cash Equivalents

The Company considers cash equivalents as highly liquid investments with maturities of 90 days or less that are not held for resale.

2. Related Party Transactions

The Company is a wholly owned subsidiary of Elara Capital, Inc., which is a jointly owned by Elara Capital Plc- a Corporation established under the laws of the United Kingdom and Elara Capital (Mauritius) Limited (wholly owned subsidiary of Elara Capital Plc). Both Elara Capital, Inc. and Elara Capital, Plc are considered related parties of the Company. The Company has certain transactions with its related parties. As such, had the Company operated as an unaffiliated entity, the financial position and results of operations could differ from those reflected herein.

The Company has entered into an agreement with its Parent whereby the Company will pay the overhead and operational expenses of the Parent. Such costs include payroll, employee related benefits, and general operating expenses which are partially allocated to the Parent. The total of such costs for the year ended March 31, 2022 was $24,515. This amount is recorded as a reduction of expenses on the Statement of Operations. The total amount due from the Parent was $17,550 at March 31, 2022 and is included in the amount due from related parties in the statement of financial condition.

During the year ended March 31, 2022, Elara Capital, Plc paid $314,120 (100% of the Company's revenue) to the Company for its share of transactions that the Company was involved in.

The amount due from related parties is non-interest bearing and is anticipated to be satisfied through normal business operations.

3. Property and Equipment

Property and equipment consists of the following at March 31, 2022:

Office equipment	$	29,409
Less: accumulated depreciation		(27,521)
Furniture and equipment - net	$	1,888

Depreciation expense charged to operations amounted to $972 for the year ended March 31, 2022.

4. Income Taxes

The provision for (benefit from) income taxes consists of the following for the year ended March 31, 2022:

Current expense	
Federal	-
State	-
Provision/(benefit) for income taxes	$ -

The Company's deferred tax assets at March 31, 2022 are as follows:

We believe that it is more likely than not that the benefit from $3,387,798 in Federal and state NOL carryforwards will not be realized. In recognition of this risk, we have provided a valuation allowance of $711,438 on the deferred tax assets related to these Federal and state NOL carryforwards. If or when recognized, the tax benefits related to any reversal of the valuation allowance on deferred tax assets as of March 31, 2022, will be accounted for as a reduction of income tax expense and be recorded as an increase in equity. The Company's current year income tax benefit is $6,421 which has been reduced to zero via current year valuation allowance.

5. Operating Lease

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a noncancelable operating lease, for office and secretarial space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short- term leases on a straight-line basis over the lease term.
Other information related to leases as of March 31, 2022:

The average discount rate is 5% and the weighted average remaining lease term for operating leases is 9 months.

The Company has a lease for its office space under a non-cancelable operating lease from May 19, 2021 through December 29, 2022. Lease expense was $38,575 for the fiscal year ending March 31, 2022.

Future minimum lease payments are:

For the fiscal year ending March 31, 2023	
Undiscounted Lease Obligation	$ 17,100
Less Discount	(995)
Operating Right of Use Liability	$ 16,145

6. Concentration and Other Risks

Financial instruments that are potentially subject to credit risk include cash and cash equivalents. The Federal Deposit Insurance Corporation insures the Company's bank accounts up to a maximum of $250,000 in each bank. The Company's cash balances exceed such insured limits at times.

The processing of certain revenue transactions was completed by Elara Capital, Plc in the United Kingdom. Such activity conducted in foreign countries subjects the Company to unpredictable changes or disruptions due to economic, political or legal issues.

For the year ended March 31, 2022, 100% of the Company's revenue was derived from one customers.

7. Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission (Rule 15c3-1), the Company is required to maintain a minimum net capital, as defined in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2022, the Company had net capital and minimum net capital required of $497,443 and $250,000, respectively. The Company's ratio of net capital to indebtedness was 0.0238 to 1.

8. Subsequent Events

The Company has evaluated subsequent events through May 16, 2022, the date of financial statement issuance.

9. PPP Loan

On August 8, 2020 and March 3, 2020, the Company borrowed in total $41,666 from Radius Bank under the Small Business Administration's Paycheck Protection Plan program. The loan matures five years from the first disbursement of funding date and carries a 1% annual Interest rate that accrues monthly. Funds from the loan may qualify for forgiveness if the proceeds are used for payroll costs, rent and benefits. The Company intends to use the entire loan for qualifying expenses. The Company believes it qualifies for the forgiveness of this loan and will be recorded as a reduction in liabilities and increase in income when the approval for forgiveness is received. The company got the approval for forgiveness of first loan taken on August 8, 2020 for an amount of $20,833.

Elara Securities, Inc.
Computation of Net Capital Pursuant to Rule 15c3-1
As of March 31, 2022

Schedule I

Computation of net capital

Total stockholder's equity	$ 528,220
Less non-allowable assets:	
Petty cash	(70)
Due from related parties	(17,550)
Furniture and equipment, net	(1,888)
Prepaid expense and other assets	(11,090)
Operating ROU Asset in excess of ROU Lease Liability	(179)
Net capital	$ 497,443
Computation of basic net capital requirements	
Minimum net capital required: 6-2/3% of aggregate indebtedness	$ 789
Minimum net capital requirements of reporting broker/dealer	$ 250,000
Net capital requirement	$ 250,000
Excess Net capital	$ 247,443
Net capital less greater of 10% of aggregate indebtedness or 120% *of minimum net capital requirement*	$ 197,443
Computation of aggregate indebtedness:	
Total A.I. liabilities	$ 11,830
Ratio of aggregate indebtedness to net capital	0.0238 to 1

No siginificant differences were noted between the Company's net capital as reported in the unaudited Focus (X17-a5) report and the net capital above.

SCHEDULE II

Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company does not hold funds or securities for, owe money or securities to, customers.

SCHEDULE III

Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company did not maintain possession or control of any customer funds or securities.

Elara Securities, Inc
Exemption Report
March 31, 2022

We, as members of management of Elara Securities, Inc (the Company) are responsible for complying with 17 C.F.R §240. 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240. 15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified following provisions of 17 C.F.R 15c3-3(k) under which the Company claimed and exemption from 17 C.F.R §240. 15c3-3: (k)(2)(i).
2. We met the identified exemption provisions throughout the most recent fiscal year ended March 31, 2022 without exception.

The Company is exempt from the provisions of 17 C.F.R §240. 15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company carries no margin accounts and does not hold funds or securities for, or owe money or securities to, customers.

Elara Securities, Inc

David Somekh
President
May 16, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Elara Securities, Inc.

We have reviewed management's statements, included in Elara Securities, Inc.'s Annual Exemption Report for the year ended March 31, 2022, in which (1) Elara Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Elara Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Elara Securities, Inc. stated that Elara Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Elara Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Elara Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman & Company, CPA's, PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
May 16, 2022

goldman & COMPANY CPAs